FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For April 06, 2017

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc ("RBS")

6 April 2017

Notice of 2017 Annual General Meeting and Form of Proxy

Copies of the above documents will be submitted to the National Storage Mechanism today and will be available for inspection at: www.Hemscott.com/nsm.do.

The RBS Annual General Meeting will be held on Thursday, 11 May 2017 at
2.00 pm at the RBS Conference Centre, RBS Gogarburn, Edinburgh EH12 1HQ and the Notice of Meeting will also available to view at www.rbs.com/agm.

The documents will be mailed or made available to shareholders today, together with the Strategic Report 2016 or Annual Report and Accounts 2016, as appropriate, which will also be available at www.rbs.com/annualreport

In addition to the routine AGM business the following resolutions are being proposed.

Cancellation of the share premium account and capital redemption reserve
As part of the Q3 2016 results, we announced on 28 October 2016 that we had reviewed the value of the investments in subsidiaries held in RBS, and in light of the deterioration in the economic outlook we had reduced the carrying value of the investments by £6.0 billion to £44.7 billion. This had the effect of reducing distributable reserves of RBS by £6.0 billion to £7.2 billion.

We also announced that whilst this level of distributable reserves did not impact upon our ability to pay coupons on existing securities, we intended to implement a capital reorganisation in 2017. We intend to seek shareholder approval at the 2017 AGM of a Special Resolution for cancellation of the share premium account and capital redemption reserve of RBS. The proposed capital reduction is intended to increase RBS's distributable reserves to provide greater flexibility for future distributions, coupon payments on Additional Tier 1 securities and legacy preference share redemptions.

The capital reorganisation remains subject to shareholder approval and the confirmation of the Court of Session in Edinburgh. If the capital reduction becomes effective, it would increase the amount of funds that are technically available for distribution to shareholders, but would not impact reported shareholders' equity on a consolidated basis, nor alter the RBS Group's consolidated regulatory capital, including RBS's Common Equity Tier 1 capital.

Equity Convertible Notes
In line with the authorities approved by shareholders in 2016, of which £1,160 million have been used and £340 million remain and will expire on 11 May 2017, two resolutions in connection with the issue of Equity Convertible Notes ("ECNs") are being proposed to renew these authorities: one an Ordinary Resolution giving the directors authority to allot Ordinary Shares or grant rights to subscribe for or to convert any security into Ordinary Shares up to an aggregate nominal amount of £1.5 billion and the other a Special Resolution empowering the directors to allot equity securities on a non-pre-emptive basis up to an aggregate nominal amount of £1.5 billion.  If approved, this will provide RBS flexibility to manage its capital in the optimal way, should it wish to issue loss-absorbing capital instruments in the form of ECNs.  ECNs would convert into newly issued Ordinary Shares in the Company upon the occurrence of certain events (for example, the RBS capital ratios falling below a specified level), diluting existing holdings of Ordinary Shares.

The directors may at their discretion resolve to give shareholders the opportunity to purchase the Ordinary Shares created on conversion or exchange of any Equity Convertible Notes, where desirable and practicable, and subject to applicable laws and regulations.

Authority to purchase own shares
In line with the authority approved by shareholders in 2016 which will expire on
11 May 2017, a resolution is being proposed as a Special Resolution that will, if approved, grant RBS authority to purchase its own ordinary shares on a recognised investment exchange up to a maximum of 10% of the issued Ordinary Share capital.

The directors consider it may, in certain circumstances, be in the best interests of shareholders generally for RBS to purchase its own shares and the directors will only make purchases where, in the light of market conditions prevailing at the time, they consider that such purchases will be in the best interests of shareholders generally. RBS will also require regulatory approval by the PRA for any Ordinary Share capital distributions.

The authority will expire at the next AGM or 30 June 2018 (whichever is earlier).

Name of contact and telephone number for queries:-

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 06 April 2017

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary